UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Midlands Innovation and Research Centre

Dublin Road, Athlone

County Westmeath

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Other Events

On October 22, 2014, the Company issued a press release announcing proposed changes to the Supervisory Board and a proposed stock option plan. A copy of the press release is included herewith as Exhibit 99.1.

Extraordinary General Meeting of Shareholders

Included herewith as Exhibit 99.2 is the Agenda to the Extraordinary General Meeting of Shareholders of the Company to be held in Munich, Germany on December 4, 2014, which was posted to the Company’s website on October 22, 2014 and will be subsequently mailed to the Company’s shareholders.

Exhibits

No.	Description
99.1	Press Release dated October 22, 2014
99.2	Agenda of the Extraordinary General Meeting of Shareholders of Innocoll AG to be held in Munich, Germany on December 4, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

	By:	/s/ Gordon Dunn
		Name:	Gordon Dunn
		Title:	Chief Financial Officer

Date: October 22, 2014